The Chuo Mitsui Trust and Banking Company, Limited
33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address: MTRBJPJT



June 29, 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

The Chuo Mitsui Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677



Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

## NOTICE OF RESOLUTIONS OF THE 4TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,




05009413

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

Nobuaki Minei
Senior Manager
Settlement Administration Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

June 29, 2005

To: Shareholders

Kiichiro Furusawa
President
MITSUI TRUST HOLDINGS, INC.
33-1, Shiba 3-chome, Minato-ku, Tokyo

**NOTICE OF RESOLUTIONS OF**
**THE 4TH ORDINARY GENERAL MEETING OF SHAREHOLDERS**

Dear Sirs:

We are to inform you of the following reports and resolutions made at the Company's 4th Ordinary General Meeting of Shareholders held on June 29, 2005:

Matters to be reported: (1) Matters concerning reports on the balance sheet as of March 31, 2005, the statement of income and the business report for the 4th term (from April 1, 2004 to March 31, 2005)

The contents of the above statements were reported.

(2) Matters concerning reports on the consolidated balance sheet as of March 31, 2005, the consolidated statement of income for the 4th term (from April 1, 2004 to March 31, 2005) and the audit reports on consolidated statements made by the independent auditors and Board of Corporate Auditors

The contents of the above consolidated statements and the reports on audit were reported.

Matters to be resolved:

Agendum 1: Matters concerning approval of surplus appropriation plan in the 4th term

This agendum was approved and resolved as originally proposed.
A dividend is ¥2.5 per share annually for Common stock, ¥40 per share annually for Class I preferred stock, ¥14.40 per share annually for Class II preferred stock, and ¥20 per share annually for Class III preferred stock.

Agendum 2: Matters concerning election of all five (5) Directors due to expiration of office terms

Messrs. Kiichiro Furusawa, Kazuo Tanabe, Tadashi Kawai,

Jun Okuno and Itaru Masuda were re-elected as originally proposed. All Directors assumed their respective offices.

Agendum 3: Matters concerning election of all five (5) Corporate Auditors due to expiration of office terms

Messrs. Hiroaki Sasaki, Shunji Higuchi and Shigenori Koda were re-elected, and Messrs. Yoshibumi Tanaka and Yasuhiro Yonezawa were elected anew as originally proposed. All Corporate Auditors assumed their respective offices.

Agendum 4: Matters concerning granting of retirement allowances to retiring Corporate Auditors.

With respect to this agendum, it was approved and resolved that the retirement allowances to retiring Corporate Auditors, Messrs. Shunpei Kazama and Masahiro Kajimura to be paid in appreciation of their services to the Company during their respective terms of office within the reasonable range based on the relevant standards set by the Company; and that the decision of the amounts, date of presentation and procedures for the retirement allowances be entrusted to a consultation held by Corporate Auditors.

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